Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Brooks Automation, Inc. common stock. The offer is made solely by the Offer to Purchase dated June 1, 2007 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of Brooks Automation, Inc. common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Brooks Automation, Inc. by Needham & Company, LLC, the Dealer Manager for the offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

Brooks Automation, Inc.

of

Up to 6,060,000 Shares of its Common Stock

(including the associated stock purchase rights)

At a per share purchase price not less than $16.50 per share nor greater than $19.00 per share

Brooks Automation, Inc., a Delaware corporation (“Brooks”), is offering to purchase up to 6,060,000 shares of its outstanding common stock, $.01 par value per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 1, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, as they may be amended or supplemented from time to time.

The offer is not conditioned upon any minimum number of shares being tendered. The offer is, however, subject to certain other important conditions set forth in the Offer to Purchase.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JUNE 28, 2007, UNLESS BROOKS EXTENDS THE OFFER.

The board of directors of Brooks has approved the offer. However, none of Brooks, its board of directors, the information agent or the dealer manager is making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to what price or prices you should choose to tender your shares. Brooks is not making a recommendation as to whether you should tender shares in the offer because it believes that you should make your own decision based on your views as to the value of Brooks’ shares and its prospects, as well as your liquidity needs, investment objectives and other individual considerations. Each of Brooks’ directors and executive officers has advised it that, other than with respect to sales made in connection with previously established 10b5-1 trading plans, they do not intend to tender any shares owned by them in the offer. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. You should discuss whether to tender your shares with your broker or other financial or tax advisor.

The offer follows the closing of Brooks’ recent sale of the Brooks Software Division, which generated proceeds to Brooks that strengthened its cash assets. Following the sale of the Brooks Software Division, the Board determined that the best use for much of the cash generated in that transaction was to invest in Brooks through a stock repurchase returning money to its stockholders. Brooks is making the offer because its management and board of directors believe that the modified Dutch auction tender offer set forth in the Offer to Purchase represents a mechanism to provide all of Brooks’ stockholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of some or all of their investment if they so elect. The offer provides stockholders (particularly those who, because of the size of their holdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their shares without potential disruption to the share price. In addition, if we complete the offer, stockholders who do not participate in the offer will automatically increase their relative percentage ownership interest in Brooks and its future operations.

As of May 25, 2007, there were 76,101,747 shares of Brooks common stock issued and outstanding. The 6,060,000 shares that Brooks is offering to purchase pursuant to the offer represent approximately 8% of the outstanding shares of common stock. Based upon the foregoing, if the offer is fully subscribed, Brooks will have 70,041,747 shares outstanding following the purchase of shares tendered in the offer. The actual number of shares outstanding will depend on the number of shares validly tendered and purchased in the offer.

If the terms and conditions of the offer have been satisfied or waived and more than 6,060,000 shares are properly tendered at or below the purchase price and not properly withdrawn, subject to the conditional tender procedures, Brooks will purchase shares in the following order of priority:

•

first, all such shares owned beneficially or of record by a holder of fewer than 100 shares of common stock who validly tenders all of such shares (partial tenders will not qualify for this preference) and completes, or whose broker, bank or other nominee completes, the section captioned “Odd Lots” in the letter of transmittal and, if applicable, in the Notice of Guaranteed Delivery;

•

second, after purchase of all of the foregoing shares, all other shares (other than conditionally tendered shares for which the condition was not satisfied) tendered at or below the purchase price on a pro rata basis, if necessary (with appropriate rounding adjustments to avoid purchases of fractional shares); and

•

third, if necessary to permit Brooks to purchase 6,060,000 shares (or such greater number of shares as Brooks may elect to purchase), shares conditionally tendered at or below the purchase price for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares).

All shares tendered and not purchased, including shares tendered at prices above the purchase price Brooks selects and shares not purchased because of the odd lot priority, proration or the conditional tender procedures, will be returned to you at Brooks’ expense promptly following the expiration date.

Brooks expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether any events set forth in Section 7 of the Offer to Purchase occur or are deemed by Brooks to have occurred, to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement of such extension.

Tenders of shares pursuant to the offer are irrevocable, except that shares tendered in the offer may be withdrawn at any time before the expiration date and, unless Brooks has already accepted your shares for payment after the offer expires, may also be withdrawn any time after 12:01 a.m., New York City time, on July 28, 2007. For a withdrawal to be effective, the depositary must receive (at its address set forth on the back cover of the Offer to Purchase) a notice of withdrawal in written or facsimile transmission form on a timely basis. The notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares tendered, the number of shares to be withdrawn and the name of the registered holder. If the certificates have been delivered or otherwise identified to the depositary, then, prior to the release of those certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing the shares and the signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution (except in the case of shares tendered by an eligible guarantor institution). If shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, the notice of withdrawal must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the procedures of the facility.

For purposes of the offer, Brooks will be deemed to have accepted for payment, and therefore purchased, shares that are properly tendered at or below the purchase price and not properly withdrawn, subject to the odd lot priority, proration and conditional tender provisions of the offer, only when, as and if Brooks gives oral or written notice to the depositary of Brooks’ acceptance of shares for payment under the offer.

Shareholders desiring to tender their shares must follow the procedures set forth in the Offer to Purchase and in the Letter of Transmittal.

Brooks will pay for the shares purchased under the offer by depositing the aggregate purchase price for the shares with the depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Brooks and transmitting payment to the tendering shareholders. In the event of proration, Brooks will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date. However, Brooks does not expect to be able to announce the final results of any such proration immediately following expiration of the offer. In such cases it could be seven to ten business days after the expiration date before Brooks is able to commence payment for the tendered share.

Brooks will determine, in its sole discretion, all questions as to the number of shares to be accepted, the price to be paid and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of shares. Brooks’ determination will be final and binding on all parties. Brooks reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which it determines may be unlawful. Brooks also reserves the absolute right to waive any of the conditions of the offer and any defect or irregularity in the tender of any particular shares or any particular shareholder. No tender of shares will be deemed to be properly made until all defects or irregularities have been cured by the tendering shareholder or waived by Brooks.

Generally, the receipt of cash for tendered shares will be treated for United States federal income tax purposes either as (a) proceeds of a sale or exchange eligible for capital gains treatment or (b) a dividend to the extent of Brooks’ available current year or accumulated earnings and profits, and thereafter first as a non-taxable return of capital (to the extent of the tax basis in such shares of Brooks stock) and then as capital gain. In the case of foreign shareholders, because it is unclear which characterization applies, Brooks intends to withhold 30% of the gross proceeds paid. You are strongly encouraged to read the Offer to Purchase for additional information regarding the United States federal income tax consequences of participating in the offer, and you should consult your tax advisor.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of shares as of June 1, 2007 and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on the shareholder list of Brooks or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the information agent at the expense of Brooks at the address and telephone number set forth below. Any questions or requests for assistance may be directed to the information agent or the dealer managers at their respective telephone numbers and addresses set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the offer.

The Information Agent for the Offer is: 17 State Street, 10th floor New York, NY 10004 Banks and Brokerage Firms Please Call: (212) 440-9800 All Others Call Toll-Free: (888) 605-7528	The Depositary for the Offer is: Computershare Trust Company, N.A. Attn: Corporate Actions 161 Bay State Drive Braintree, MA 02184

The Dealer Manager for the Offer is:

Needham & Company, LLC

Corporate Services

445 Park Avenue

New York, NY 10022

(212) 705-0354

(800) 643-3119 (Call Toll-Free)

June 1, 2007